Exhibit 99.2



                             ________________, 1997



         It is a pleasure to welcome you as a new shareholder of National Bancorp of Alaska, Inc. You have joined a group of over ____________ persons who are investors of Bancorp. Through your investment you share with us in the growth and development of business, industry, and agriculture throughout Alaska served by the Bank's 53 banking offices.

         The Annual Report is distributed early in the year, along with proxy information. If you would like to receive information regarding our Dividend Reinvestment and Stock Purchase Plan, please sign and return the enclosed request card. Details will be forwarded to you by return mail.

         Throughout the year you will receive various communications about Bancorp, the Bank and their activities. We see good things ahead for Bancorp and our shareholders. If you have any questions or if we may assist you in the use of our services, please feel free to contact me at the above address or call our Shareholder Relations office at (907)_____________ .

                                            Sincerely,



Enclosure

                    National Bank of Alaska Trust Department
          Administrator: Dividend Reinvestment and Stock Purchase Plan
                       301 West Northern Lights Boulevard
                             Anchorage, Alaska 99510

                                            Yes, I am interested in Bancorp's
                                            Dividend Reinvestment and Stock
                                            Purchase Plan. Please send me
                                            enrollment information.

                                            _________________________________
                                            NAME - PLEASE PRINT

                                            _________________________________
                                            ADDRESS

                                            _________________________________